FOIA CONFIDENTIAL TREATMENT REQUEST
BY FIRST NIAGARA FINANCIAL GROUP, INC.
Via EDGAR and E-mail
June 1, 2015
United States Securities and Exchange Commission
Division of Corporation Finance
101 F Street, N.E., Mail Stop 2736
Washington, D.C. 20549

Attention:		Mr. Michael Volley
Staff Accountant

	Re:	Confidential Treatment Request of First Niagara Financial Group, Inc.
In Connection with Its Response to the May 18, 2015 Comment Letter of the Staff of the
Commission

Dear Ladies and Gentlemen:
We refer to the comment letter, dated May 18, 2015 (the “Comment Letter”), of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding our Annual Report on Form 10-K for the year ended December 31, 2014, filed with the Commission on March 17, 2015 (File No. 001-3590).
The enclosed letter, which responds to the Comment Letter, contains confidential business and financial information and is being submitted to the Staff of the Commission on a confidential basis. The enclosed letter identifies the specific information for which confidential treatment is being requested (the “Confidential Information”). This letter constitutes the request by First Niagara Financial Group, Inc. for confidential treatment of the Confidential Information, which is identified in the enclosed letter by being enclosed in brackets and labeled with the numbers FNFG-01, FNFG-02, FNFG-03 and FNFG-04.
In accordance with Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83(c)), we hereby request that the Confidential Information be afforded confidential treatment under the Freedom of Information Act (“FOIA”) and be exempt from mandatory disclosure under FOIA. In accordance with Rule 83, we further request that we be promptly notified of any request for disclosure of any of the Confidential Information made pursuant to FOIA or otherwise so that we may substantiate the foregoing request for confidential treatment in accordance with Rule 83.
Pursuant to Rule 83, a copy of this request (but not the enclosed letter) is also being delivered to the Freedom of Information Act Officer of the Commission.
Any questions or notifications with respect to this request for confidential treatment should be directed to me at (716) 819-5500 or at First Niagara Financial Group, Inc., 726 Exchange Street, Suite 618, Buffalo, New York 14210.

Very truly yours,

/s/ Kristy Berner
Kristy Berner
Senior Vice President, General Counsel and Secretary First Niagara Financial Group, Inc.

(Enclosure)

cc:	Freedom of Information Act Officer
(Securities and Exchange Commission)
(without enclosure)

FIRST NIAGARA FINANCIAL GROUP, INC. HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83

First Niagara Financial Group, Inc.

VIA EDGAR*

June 1, 2015

Mr. Michael Volley
Staff Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F. Street N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	First Niagara Financial Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 17, 2015
File No. 001-35390

Dear Mr. Volley:

We are in receipt of the letter from the Staff of the Securities and Exchange Commission, dated May 18, 2015. For your convenience, we have included the Staff's comments below and have keyed our responses accordingly.

Where a Staff comment requests that we revise future filings, we will reflect in future filings the information provided to the Staff in this letter. Although we do not believe our prior filings were materially deficient or inaccurate, we are happy to provide enhanced disclosure responsive to the Staff's comments.

SEC Comment

1.
We note your disclosure on page 48 stating you had cash expenditures of approximately $58 million in 2014 for your strategic investment plan. We also note that you recorded $22 million in the consolidated statement of operations for “’restructuring charges.” Considering the significance of your strategic investment plan, please revise future filings to clarify your accounting related to these expenditures. For example, for each period presented, discuss the amount capitalized and expensed and where significant amounts are presented in your balance sheet and income statement. Also, disclose in the notes to your financial statements your accounting policies related to the capitalization of costs and the depreciable life of software.

Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

*     Certain confidential portions of this letter were omitted by means of redacting a portion of the text. The word “[Redacted]” has been inserted in place of the portions so omitted. Copies of the letter containing the redacted portions have been filed separately with the Commission subject to a request for confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information and Requests.

FIRST NIAGARA FINANCIAL GROUP, INC. HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83

Management’s Response
In our 2014 10-K, we reported $22 million in pre-tax restructuring charges, none of which were related to our strategic investment plan. The restructuring charges are detailed on page 65 of our Form 10-K.
Going forward we will revise future filings to enhance the disclosure regarding the accounting related to our strategic investment plan expenditures, including discussing the amount capitalized and expensed and where significant amounts are presented in the balance sheet and income statement. We will also disclose our accounting policies related to capitalization of costs and the depreciable life of software. Below is a draft of our proposed disclosures in a change based format.
Draft Revision to Premises and Equipment Section of the Summary of Significant Accounting Policies in Note 1 of our Form 10-K:
Premises and Equipment
Our premises and equipment are carried at cost, net of accumulated depreciation and amortization. We compute depreciation on the straight-line method over the estimated useful lives of the assets. We amortize our leasehold improvements on the straight-line method over the lesser of the life of the improvements or the lease term. We generally depreciate buildings over a period of 20 to 39 years, furniture and equipment over a period of 3 to 10 years, and capital leases over the lesser of the useful life or the respective lease term.
Certain costs associated with software that is acquired, developed, or modified solely to meet internal needs are capitalized and amortized on a straight line basis over a period of 3 to 10 years. Direct costs of materials and services consumed in developing the software and internal payroll and payroll-related costs related to activities such as coding and testing the software are the types of costs capitalized. Capitalized costs for internal-use software are included in “Premises and equipment, net” in our balance sheet. Amortization of these costs is classified as “Technology and communications” expenses in our income statement.
Draft Revision to ITEM 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations:
OVERVIEW
In 2014, our cash expenditures related to implementing our strategic investment plan approximated $58 million out of the $200 million to $250 million multi-year spend. In 2013, prior to our announcement of our strategic investment plan, we spent $40 million in total capital expenditures. In 2014, approximately $41 million of the $58 million in costs related to our strategic investment plan were capitalized. Of the $17 million that was expensed, $2 million was classified as “Salaries and Benefits” expense, $1 million was classified as “Technology and communications” expense and $14 million was classified as “Professional services” expense. In addition, we recorded $9 million of amortization expense in 2014 in connection with the strategic investment plan. During 2014, we completed the execution of many projects and completed the planning for more. Compared to our overall plan presented in January 2014, we accelerated certain revenue generating projects while deferring certain infrastructure investments out to 2017 that don’t directly support product feature and functionality. With this acceleration of projects, we expect to realize revenues now in 2015, and earlier than originally contemplated. In 2015, cash spend is estimated to increase to approximately $70 million, which will increase year-over-year operating expenses related to such investments. However, the benefits accrued from our strategic investments completed to date will offset such expense increase.

2.
We note your disclosure on page 48 describing the $22 million pre-tax reserve to fund the potential costs of a “process issue” related to certain customer deposit accounts. Please tell us all the relevant facts and circumstances related to the process issue, including but not limited to the nature of the process issue and the number and dollar value of the customer accounts impacted. Also, please tell us

*     Certain confidential portions of this letter were omitted by means of redacting a portion of the text. The word “[Redacted]” has been inserted in place of the portions so omitted. Copies of the letter containing the redacted portions have been filed separately with the Commission subject to a request for confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information and Requests.

FIRST NIAGARA FINANCIAL GROUP, INC. HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83

how the reserve amount and timing of liability were determined, considering the process issue was detected in April of 2012. Refer to ASC 450 for guidance.
Management’s Response
ASC 450, Contingencies, provides the guidance for the recognition of a liability, including evaluating unasserted claims or assessments. We applied ASC 450’s guidance in reserving for the process issue that is the subject of the Staff’s comment.
With respect to unasserted claims and assessments, an entity must determine the degree of probability that a suit may be filed or a claim or assessment may be asserted and the probability of an unfavorable outcome. If an unfavorable outcome is probable and the amount of the loss can be reasonably estimated, accrual of a loss is required. If the judgment is that assertion is not probable, no accrual or disclosure would be required.
As disclosed on page 13 of our Form 10-Q for the quarter ended September 30, 2014, we recently self-identified the process issue. [Redacted]
This decision to self-disclose the process issue and provide remediation to impacted customers made it probable that a claim or assessment would be asserted. As we believed we had a reasonable estimate of the amount of the customer restitution and other costs to resolve the process issue (ultimately to be determined after full review by our regulators), we recorded a $45 million deposit account remediation expense in our third quarter 2014 financial statements.
[Redacted] In the fourth quarter of 2014 we lowered our estimate of the liability related to the process issue after a more detailed, individual customer level analysis was completed by the third party and recorded a $23 million reversal of deposit account remediation expense, resulting in the year to date expense of $22 million referenced on page 48 of our Form 10-K. [Redacted]
[Redacted]

3.
We note you have described restructuring charges as nonrecurring when presenting non-GAAP operating results. Given the nature of these adjustments and your disclosure that your strategic investment plan will take a number of years to implement, it is not clear why restructuring charges are considered nonrecurring. Please clarify and/or revise to remove the reference to nonrecurring from your disclosure in future filings. Refer to Question 102.03 of the Division´s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures for guidance.

Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.
Management’s Response
As discussed in our response to the first comment, none of the restructuring charges were related to the strategic investment plan. We will remove the reference to these restructuring charges as “nonrecurring” when presenting non-GAAP operating results in future filings.

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*     Certain confidential portions of this letter were omitted by means of redacting a portion of the text. The word “[Redacted]” has been inserted in place of the portions so omitted. Copies of the letter containing the redacted portions have been filed separately with the Commission subject to a request for confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information and Requests.

FIRST NIAGARA FINANCIAL GROUP, INC. HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing response addresses your comments. We are committed to full and transparent disclosure and will continue to enhance our disclosures in future filings. Please contact me at (716) 819-5500 if you have any questions or would like further information about this response.
Sincerely,

/s/ Gregory W. Norwood
Gregory W. Norwood
Senior Executive Vice President and Chief Financial Officer
First Niagara Financial Group, Inc.

*     Certain confidential portions of this letter were omitted by means of redacting a portion of the text. The word “[Redacted]” has been inserted in place of the portions so omitted. Copies of the letter containing the redacted portions have been filed separately with the Commission subject to a request for confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information and Requests.